ECLIPSE FUNDS INC.
51 Madison Avenue
New York, NY 10010

August 21, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Eclipse Funds Inc. – Schedule 14A

Dear Ms. Hatch:

This letter responds to comments you provided regarding the Schedule 14A relating to the subadvisor proxy statement involving the MainStay All Cap Growth Fund, a series of Eclipse Funds Inc. (the “Registrant”), which was filed with the Commission on July 17, 2009.

Your comments and the Registrant’s responses thereto are provided below.

Comment 1:   In the section on page 13 of the proxy statement, entitled, “Were there any Other Changes Approved by the Board in Connection With the Approval of the Subadvisory Agreement?” you asked us to consider discussing in detail all the changes that the Board approved at the special meeting held on June 23, 2009.

Response:   The proxy statement has been revised in accordance with your request.

*           *           *           *           *

If you have any questions concerning the foregoing, please contact me at (973) 394-4436.

Sincerely,

/s/ Barry E. Simmons
Assistant Secretary
Eclipse Funds Inc.

cc:	Marguerite E. H. Morrison, New York Life Investment Management LLC
Sander Bieber, Dechert, LLP